UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*



Espey Manufacturing & Electronics Corporation
  (Name of Issuer)

Common Stock (par value $.333)
(Title of Class of Securities)


296650104
 (CUSIP Number)

William J. Lippman
Franklin Advisory Services, LLC
One Parker Plaza, 9th Floor
Fort Lee, NJ  07024
(201) 592-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)



                           January 14, 2004
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Franklin Advisory Services, LLC


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    78,000 (See Item 5)

8. SHARED VOTING POWER

    0

9. SOLE DISPOSITIVE POWER

    78,000 (See Item 5)

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    IA


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    None

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    HC

1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    0

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    HC

1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    0

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    HC


Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of Espey Manufacturing & Electronics Corporation (the "Issuer"). The Issuer's principal executive offices are located at 233 Ballston Avenue , Saratoga Springs, NY 12866.

Item 2. Identity and Background

        (a) Name:

            Franklin Advisory Services, LLC ("FAS")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to a number of the open-end investment companies in the Franklin Templeton Group of Funds.

            Address of Principal Business/Principal Office:

            One Parker Plaza, 9th Floor
            Fort Lee, NJ  07024

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. ("FRI")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.


   Address of Principal Business/Principal Office:

One Franklin Parkway
San Mateo, CA 94403-1906

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Chairman of the Board/Member - Office of the Chairman/Director/Principal Shareholder, Franklin Resources, Inc., parent company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

                USA

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.




        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder, Franklin Resources, Inc., parent company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

Senior Vice President, FAS

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

  (f) Citizenship:

                USA

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $1,175,460 (including brokerage commissions). All such funds were provided from investment capital of FAS's respective advisory clients.




Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FAS's advisory clients for the purpose of investment. Neither FAS, nor any executive officer or director of FAS, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FAS's clients for the purpose of investment.


FAS has caused one of its clients (Franklin MicroCap Value Fund) to join with other participating shareholder plaintiffs (Michael W. Wool and Paul J. Corr, both directors of Espey Manufacturing & Electronics Corp. ("Espey")) to engage counsel (Crane, Greene & Parente), 90 State Street, Albany, N.Y. 12207, 518-432-8000) in order to pursue contemplated legal action to reinstate Wool and Corr (co-plaintiffs) as directors of Espey. It is possible that other shareholders may also become party plaintiffs or otherwise cooperate in assisting the legal effort.

FAS has contributed funds to pay certain legal fees and costs related to the litigation and expects to continue to provide appropriate additional funding consistent with future requirements. FAS expects further to enter into strategic discussions among the other participating shareholders and to contribute to the decision making process of the litigation as it develops.

In the future, FAS may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FAS may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FAS's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FAS nor any executive officer or director of FAS, has any present plans or proposals, which relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) any material change in the present capitalization or dividend policy of the Issuer;

(e) any other material change in the Issuer's business or corporate structure;

(f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) FAS's advisory clients are the owners of 78,000 shares of the Common Stock representing approximately 7.7% of the outstanding shares of Common Stock. Since FAS's advisory contracts with its clients grant to FAS sole investment power and sole voting power over the securities owned by its advisory clients, FAS may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

Franklin MicroCap Value Fund, one of the series comprising Franklin Value Investors Trust, an open-end investment company registered under the Investment Company Act of 1940, is an advisory client of FAS. Franklin MicroCap Value Fund may be deemed to be the beneficial owner of 78,000 Shares representing approximately 7.7% of the outstanding Common Stock of the Issuer.

FAS is a limited liability company the managing member and sole member of which is Franklin/Templeton Distributors, Inc. which is a wholly-owned subsidiary of FRI. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FAS's are involved in the investment management decisions of FAS. Moreover, FAS, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by advisory clients of FRI subsidiaries.

Furthermore, FAS, FRI and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FAS have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be filed as Exhibits

Exhibit A - Executive Officers and Directors of Reporting Persons







































After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: January 16, 2004


                            Franklin Resources, Inc.
                               Charles B. Johnson
                             Rupert H. Johnson, Jr.


S\ BARBARA J. GREEN



By: Barbara J. Green
Vice President, Deputy General Counsel, and Secretary, Franklin Resources,
Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Franklin Advisory Services, LLC
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member




/s/ Barbara J. Green
Secretary






JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on January 16, 2004.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\ BARBARA J. GREEN



By: Barbara J. Green
Vice President, Deputy General Counsel, and Secretary, Franklin Resources, Inc

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D


Franklin Advisory Services, LLC
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member




/s/ Barbara J. Green
Secretary






POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.



Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Bruce Baughman
Senior Vice President  FAS
FAS

Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI

Charles Crocker
Director  FRI
BEI Technologies, Inc.
One Post Street, Suite 2500, San Francisco, CA  94104

Martin L. Flanagan
Co-Chief Executive Officer/President - FRI
Chief Financial Officer - FAS
FRI

Barbara J. Green
Vice President, Deputy General Counsel, and Secretary - FRI
Secretary - FAS
FRI

Donna S. Ikeda
Vice President, Human Resources International - FRI
FRI

Robert D. Joffe
Director  FRI
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue, New York, NY  10019

Charles B. Johnson
Chairman of the Board/Member - Office of the Chairman/Director/Principal Shareholder - FRI
FRI

Gregory E. Johnson
Co-Chief Executive Officer/President - FRI
FRI




Rupert H. Johnson, Jr.
Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder
FRI
Senior Vice President - FAS
FRI

Thomas H. Kean
Director  FRI
Drew University
36 Madison Avenue, Madison, NJ  07940

Leslie M. Kratter
Senior Vice President/Assistant Secretary  FRI
FRI

Kenneth A. Lewis
Vice President & Treasurer  FRI
FRI

William J. Lippman
President - FAS
FAS

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Margaret McGee
Vice President  FAS
FAS

Chutta Ratnathicam
Director  FRI
CNF, Inc.
3240 Hillview Avenue, Palo Alto, CA  94304

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs Group, L.P., Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Murray L. Simpson
Executive Vice President/General Counsel - FRI
FRI

Charles R. Sims
Vice President  FRI
Treasurer  FAS
FRI

Anne M. Tatlock
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI

Donald Taylor
Senior Vice President - FAS
FAS

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119


FRI    Franklin Resources, Inc.
       One Franklin Parkway
       San Mateo, CA 94403-1906

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FAS   Franklin Advisory Services, LLC
      One Parker Plaza, 9th Floor
      Ft. Lee, NJ 07024

An investment adviser to a number of the open-end investment companies in the Franklin Templeton Group of Funds.